

July 2, 2015

<u>Via E-mail</u>
John R. Regazzi
Chief Executive Officer
Giga-tronics Incorporated
4650 Norris Canyon Road
San Ramon, CA 94583

   Re: Giga-tronics Incorporated
     Registration Statement on Form S-3
     Filed June 18, 2015
     File No. 333-205051

Dear Mr. Regazzi:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Securities Covered by this Prospectus Held by Selling Shareholder, page 13</u>

1. Please disclose the natural person or persons with voting or investment control over the shares of your selling shareholder. For guidance, please refer to Question 140.02 of our Regulation S-K Compliance & Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Information Incorporated by Reference, page 15</u>

2. We note that you intend to satisfy the Part III disclosure requirements of your most recent annual report on Form 10-K by incorporating portions of your proxy statement which you will file in connection with your 2015 annual meeting of stockholders. Please either file your definitive proxy statement or amend your Form 10-K to include the information required by Part III before you seek acceleration of the effective date of this Form S-3.

> For guidance, please refer to Question 123.01 of our Securities Act Forms, Compliance & Disclosure Interpretations, available on our web site at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

<u>Exhibit 5.1</u>

3.   Please file an opinion of counsel that addresses the rights issuable under your shareholder rights plan. For guidance, refer to Section II.B.1.g of Staff Legal Bulletin No. 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Thomas G. Reddy
                   Sheppard Mullin Richter & Hampton LLP